Exhibit 3.1

Amendments to the Company’s Bylaws

Effective March 6, 2023, the last clause of the first paragraph of Article II, Section 7 of the Bylaws of the Company is amended and restated to read as follows:

“…; votes cast shall include votes against and exclude abstentions with respect to the director’s election.”